UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 5)

CSRA INC.

(Name of Subject Company)

CSRA INC.

(Names of Persons Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

12650T104

(CUSIP Number of Class of Securities)

William J. Haynes II

Executive Vice President, General Counsel and Secretary

CSRA Inc.

3170 Fairview Park Drive

Falls Church, Virginia 22042

(703) 641-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Scott A. Barshay

Jeffrey D. Marell

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

(212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities and Exchange Commission by CSRA Inc., a Nevada corporation (the “Company”), on March 5, 2018.

On February 9, 2018, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, General Dynamics Corporation (“Parent”), a corporation organized under the laws of Delaware, and Red Hawk Enterprises Corp. (“Merger Sub”), a Nevada corporation and a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, Merger Sub commenced a cash tender offer (the “Offer”) on March 5, 2018 to acquire all of the outstanding shares of common stock, par value $0.001 per share, of the Company at a purchase price of $40.75 per share in cash, net of applicable withholding taxes and without interest.

On March 20, 2018, the Company, Parent and Merger Sub entered into Amendment No. 1 to the Agreement and Plan of Merger (the “Merger Agreement Amendment”). Pursuant to the Merger Agreement Amendment, Merger Sub has amended the terms of the tender offer to increase the offer price from $40.75 per share to $41.25 per share in cash, net of applicable withholding taxes and without interest.

Except as otherwise set forth below, the information set forth in the original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 2.	Identity and Background of Filing Person.

The disclosure contained in Item 2 of the Schedule 14D-9 under the section “Tender Offer” is hereby amended and supplemented by replacing the first three paragraphs of this section with the following three paragraphs:

“This Schedule 14D-9 relates to the tender offer by Red Hawk Enterprises Corp., a Nevada corporation (“Purchaser”) and a wholly owned subsidiary of General Dynamics Corporation, a Delaware corporation (“General Dynamics” or “Parent”), to purchase, subject to certain conditions, including the satisfaction of the Minimum Condition, as described below, any and all of the outstanding Shares at a purchase price of $41.25 per Share in cash, net of applicable withholding taxes and without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 5, 2018 (as it may be amended or supplemented from time to time, including by the Amendment and Supplement to the Offer to Purchase, dated March 20, 2018, the “Offer to Purchase”), and in the related letter of transmittal and letter of instruction to certain participants in the CSRA 401(k) Plan (the “401(k) Plan”) (as they may be amended or supplemented from time to time, the “Letter of Transmittal” and the “Letter of Instruction”, respectively, and, together with the Offer to Purchase, the “Offer”). The Offer to Purchase, the Letter of Transmittal and the Letter of Instruction are being mailed to the Company’s stockholders together with this Schedule 14D-9 and are filed as Exhibits (a)(1), (a)(2) and (a)(3) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO filed with the United States Securities and Exchange Commission (the “SEC”) on March 5, 2018 by Purchaser and Parent (together with any amendments and supplements thereto, the “Schedule TO”).

The Offer and withdrawal rights will expire at 11:59 p.m., New York City time, on April 2, 2018 (the “Expiration Time”, unless Purchaser has extended or earlier terminated the period during which the Offer is open in accordance with the Merger Agreement (defined below), in which event, “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 9, 2018 (as it may be amended or supplemented from time to time, including by Amendment No. 1 to the Agreement and Plan of Merger, dated as of March 20, 2018, the “Merger Agreement”), between CSRA, Parent and Purchaser. A summary of the material terms of the Merger Agreement is contained in Section 13—“The Transaction Documents—The Merger Agreement” of the Offer to Purchase.”

Item 4.	The Solicitation or Recommendation.

The disclosure contained in Item 4 of the Schedule 14D-9 under the section “Background of the Offer and the Merger” is hereby amended and supplemented by inserting the following paragraphs after the last paragraph of this section:

“On March 16, 2018, CSRA received an unsolicited written proposal from CACI International Inc (“CACI”) to acquire all of the outstanding shares of CSRA common stock for a combination of CACI common stock and cash, consisting of CACI common stock based on a fixed exchange ratio of 0.184 shares of CACI common stock for each share of CSRA common stock, and cash equal to $15.00 per share and Gibson, Dunn & Crutcher LLP, CACI’s outside legal counsel, sent a draft of a merger agreement and a commitment letter from CACI’s debt financing sources to Paul, Weiss on behalf of CACI. Later that day, CSRA provided a copy of the CACI proposal and other materials received from CACI to General Dynamics in accordance with the terms of the Merger Agreement. The CACI proposal had an implied valuation of approximately $44.00 per share of CSRA’s common stock based on the closing price of CACI common stock on March 16, 2018.

Also on March 16, 2018, Mr. Prior contacted Ms. Novakovic by telephone to inform General Dynamics of the CACI proposal. Later on March 16, 2018, a representative of Stone Key contacted Mr. Prior by telephone to discuss the CACI proposal in greater detail.

During the course of March 17 and 18, 2018, representatives of Evercore and Macquarie Capital had several discussions with representatives of Stone Key and suggested that General Dynamics increase the value of its offer for the Board of Directors’ review in connection with its consideration of the CACI proposal.

Beginning early in the afternoon of March 18, 2018, the Wall Street Journal and other news organizations reported that CACI had offered to acquire all of the shares of CSRA common stock for $44.00 per share.

Also on March 18, 2018, a representative of Stone Key communicated to representatives of management of CSRA that General Dynamics strongly believed its proposed acquisition of CSRA for $40.75 per share offered both superior and certain value for the CSRA stockholders, in comparison to the CACI proposal.

Early in the evening of March 18, 2018, the Board of Directors held a special telephonic meeting, with members of CSRA’s senior management and representatives of Paul, Weiss, representatives of Evercore and representatives of Macquarie Capital also participating, to discuss the CACI proposal.

Representatives of Paul, Weiss discussed with the Board of Directors its options in responding to the CACI proposal, an overview of relevant provisions in the merger agreement and the directors’ fiduciary duties under Nevada law in considering the proposals. The Board of Directors discussed in detail the comparative risk profiles of the CACI proposal and the General Dynamics transaction, including that the tender offer by the subsidiary of General Dynamics to purchase the outstanding shares of CSRA was scheduled to expire at 11:59 pm, New York City time, on Monday, April 2, 2018 and that substantially all of the execution risks for completing the transaction had been eliminated or were very low, and that abandoning the transaction with General Dynamics in order to pursue a potential transaction with CACI presented several execution risks, including: (i) the risk that CACI required the approval of its stockholders to complete the transaction, (ii) that approximately 66% of CACI’s proposed consideration was in the form of CACI shares, presenting risk that the value of the consideration proposed by CACI could decrease as a result of decreases in the public market price of CACI common stock (as well as the benefit that would result if the price of CACI’s common stock increased) and (iii) the time period necessary to negotiate and close a transaction with CACI. The Board of Directors also discussed that the payment of the cash consideration would require additional leverage that could place additional strain on the post-closing combined company, of which the current CSRA stockholders would own a majority of the stock outstanding.

The Board of Directors determined that it would meet again telephonically on March 19, 2018 to further discuss the proposal after management and CSRA’s advisors had additional time to review the proposal and evaluate the market’s reaction to the CACI proposal. The Board of Directors then authorized management and the advisors to engage with General Dynamics to attempt to negotiate a higher price.

Later in the day on March 18, 2018, CACI issued a press release announcing that it proposed to acquire all of the outstanding shares of CSRA and describing the material terms of the CACI proposal. Following the CACI press release, CSRA issued a press release confirming receipt of the CACI proposal and stating that the Board of Directors will carefully review and consider the CACI proposal. Also on March 18, 2018, General Dynamics issued a press release stating that it intended to proceed with its tender offer to acquire all outstanding shares of CSRA for $40.75 per share in cash and that it continued to believe that its proposed transaction with CSRA offered superior value for CSRA’s stockholders.

On the afternoon of March 19, 2018, CACI issued a press release providing information in support of its proposal to acquire CSRA.

Also on March 19, 2018, a representative of Stone Key, on behalf of General Dynamics, contacted Mr. Prior by telephone to discuss the status of the review of the CACI proposal by the Board of Directors. The representative of Stone Key indicated that General Dynamics was prepared to enter into an amendment to the merger agreement providing for (i) an increase in the proposed price to $41.00 per share and (ii) a significant increase in the termination fee. The representative of Stone Key proposed that if General Dynamics made such an increase in the proposed consideration to be received by CSRA stockholders, the Board of Directors would determine that the CACI proposal, as compared to the General Dynamics proposal, did not constitute and could not reasonably be expected to lead to a “Company Superior Proposal” as defined in the merger agreement. Mr. Prior stated that the Board of Directors would want to see a more significant price increase. Mr. Prior also stated that he believed the Board of Directors would not be willing to agree to any increase in the termination fee.

Early in the evening on March 19, 2018, the Board of Directors held a special telephonic meeting, with members of CSRA’s senior management and representatives of Paul, Weiss, representatives of Evercore and representatives of Macquarie Capital also participating.

Mr. Prior updated the Board of Directors on the proposal of $41.00 per share received from General Dynamics. The Board of Directors discussed that if the Board of Directors determined to accept General Dynamics’ March 19th proposal, General Dynamics required that it determine that the CACI proposal, as compared to the General Dynamics proposal, did not constitute and could not reasonably be expected to lead to a “Company Superior Proposal” as defined in the merger agreement. The Board of Directors further discussed that if the Board of Directors determined to accept General Dynamics’ March 19th proposal, which provided near-term and highly certain value to CSRA’s stockholders, and increased value for CSRA’s stockholders relative to the $40.75 per share price then in place, there would be no increase to the termination fee in the General Dynamics merger agreement and third parties would not be foreclosed from submitting unsolicited proposals. The Board of Directors discussed the information set forth in the March 18th General Dynamics press release and the March 19th CACI press release. The Board of Directors further discussed the execution risks presented by the CACI proposal, as previously discussed at the March 18th meeting of the Board of Directors. Representatives of Evercore and representatives of Macquarie Capital noted that although the public market price of CACI common stock could increase or decrease between the signing and closing of a transaction, it had declined since the receipt of the CACI proposal, resulting in a decrease in the then current value of CACI’s proposal to $41.79 based on the closing price of CACI common stock on March 19, 2018. Among other matters, the Board discussed in particular the fact that the CACI stockholder vote required by the CACI proposal, and the large fixed stock component of the CACI proposal, exposed CSRA’s stockholders to CSRA and CACI business risks which were not applicable in the case of General Dynamics’ proposal. Representatives of Evercore and representatives of Macquarie Capital also noted that, despite CACI’s concurrent announcement of an increase in certain of its fiscal year 2018 guidance, the price of CACI common stock had declined following the public announcement of CACI’s proposal, and that such a decline could be an indication that CACI’s stockholders would not be supportive of the proposed transaction with CSRA.

The Board of Directors then discussed whether CSRA could obtain a price increase from General Dynamics from its March 19th proposal of $41.00 per share. After discussion with its advisors, the Board of Directors proposed an amendment to the General Dynamics merger agreement to provide for an offer price increase to $41.25 per share.

The Board of Directors discussed whether to approve the entry into an amendment to the merger agreement with General Dynamics providing for an increase in the offer to $41.25 per share in lieu of engaging with CACI with respect to its proposal. Following this discussion, the Board of Directors determined that, in comparison to the proposed amendment to the General Dynamics merger agreement, the CACI proposal did not constitute and could not reasonably be expected to lead to a Company Superior Proposal, approved and declared advisable the proposed amendment and the merger agreement, the merger and all of the other transactions contemplated by the merger agreement, in each case as amended by the proposed amendment; declared that it is in the best interests of CSRA and its stockholders that CSRA enter into the proposed amendment and consummate the merger and all of the other transactions contemplated by the merger agreement, in each case as amended by the proposed amendment; and recommended that the stockholders of CSRA tender their shares pursuant to the tender offer by the subsidiary of General Dynamics to purchase the outstanding shares of CSRA and, if applicable, vote in favor of the approval of the merger and the merger agreement, in each case as amended by the proposed amendment. The Board of Directors instructed senior management and the advisors to attempt to negotiate with General Dynamics for a price increase to $41.25 per share.

Following the Board of Directors meeting on March 19, 2018, a representative of CSRA reported to a representative of General Dynamics that, at its special meeting held on that date, the Board of Directors met to consider, and after deliberation approved the acceptance of, an amended offer price of $41.25 per share under circumstances where it would determine that the CACI proposal could not reasonably be expected to lead to a Company Superior Proposal. There then ensued a discussion between the representative of General Dynamics and representative of CSRA regarding the amount of an amended offer price that would support a determination by the Board of Directors that the CACI proposal could not reasonably be expected to lead to a Company Superior Proposal. Following discussion of a possible increase in the offer price to $41.15 per share, the representative of General Dynamics and representative of CSRA agreed, subject to approval by the board of directors of General Dynamics, on an amended offer price of $41.25 per share and that CSRA would publicly announce that the Board of Directors had determined that the CACI proposal could not reasonably be expected to lead to a Company Superior Proposal.

During the course of March 19 and March 20, 2018, representatives of Paul, Weiss and representatives of Jenner & Block prepared and finalized the amendment to the merger agreement and other transaction documents.

On March 20, 2018, a representative of General Dynamics informed a representative of CSRA that the board of directors of General Dynamics had approved the amendment of the merger agreement to provide for an offer price of $41.25, provided that CSRA publicly announce that the Board of Directors had determined that the CACI proposal could not reasonably be expected to lead to a Company Superior Proposal.

Also on March 20, 2018, the amendment to the merger agreement was executed and delivered by the parties.

Prior to the opening of markets in the United States on March 20, 2018, CSRA and General Dynamics issued a joint press release announcing the signing of the amendment to the merger agreement and the increase to the offer price of the tender offer by the subsidiary of General Dynamics to purchase the outstanding shares of CSRA.”

Item 9.	Exhibits.

Item 9, “Exhibits” is hereby amended and supplemented by inserting the following exhibits thereto:

“(a)(22)	Amendment and Supplement to the Offer to Purchase, dated March 20, 2018 (incorporated by reference to Exhibit (a)(1)(N) to the Amendment No. 4 to the Schedule TO)

(a)(23)	Press release, dated March 20, 2018, relating to the Amendment to the Agreement and Plan of Merger (incorporated by reference to Exhibit 99.1 to CSRA Inc.’s Form 8-K filed March 20, 2018)

(a)(24)	Email to employees, dated March 20, 2018, from the President and Chief Executive Officer of CSRA Inc.

(a)(25)	Press release, dated March 20, 2018, relating to the declaration of the quarterly cash dividend

(e)(17)	Amendment No. 1 to Agreement and Plan of Merger, dated as of March 20, 2018, by and among General Dynamics Corporation, Red Hawk Enterprises Corp. and CSRA Inc. (incorporated by reference to Exhibit 2.1 to CSRA Inc.’s Form 8-K filed March 20, 2018)”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CSRA Inc.

By:	/s/ William J. Haynes II
Name:	William J. Haynes II
Title:	Executive Vice President, General Counsel and Secretary

Dated: March 20, 2018